EXHIBIT 99.13

TotalEnergies and Amazon announce strategic collaboration

•	TotalEnergies will supply renewable electricity for Amazon’s operations.
•	Amazon will help TotalEnergies accelerate its digital transformation.

Paris, July 29, 2021 – TotalEnergies today announced a strategic collaboration with Amazon through which TotalEnergies will contribute to Amazon’s commitment to power its operations with 100% renewable energy, while Amazon will help TotalEnergies accelerate its digital transformation. This strategic agreement spans both the TotalEnergies and Amazon businesses:

•    Renewable Energy: TotalEnergies and Amazon have signed power purchase agreements (“PPAs”) for a commitment of 474 MW of renewable capacity in the US and Europe, and expect to expand their cooperation in the Middle East and Asia Pacific. By supplying renewable energy and potential battery energy solutions, TotalEnergies will contribute to Amazon’s commitment to power operations with 100 percent renewable energy by 2030 and reach net-zero carbon emissions by 2040.

•	Cloud Computing: With Amazon Web Services (AWS) as a key cloud provider, TotalEnergies will accelerate its move to the cloud, boosting its IT transformation, the digitization of its operations and its digital innovation. In particular, TotalEnergies’ Digital Factory will benefit from the breadth and depth of AWS services including infrastructure, speed, reliability and innovative services. TotalEnergies will also evaluate AWS High Performance Computing technology to accelerate critical workflows and further speed up innovation across its businesses around the world.

“TotalEnergies is deeply committed to reducing the carbon emissions of its operations and supporting its customers to do the same around the world. By signing this agreement, we are proud to enter into this key collaboration with Amazon and to accompany them on their journey to carbon neutrality.” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies. “We are also counting on Amazon and AWS to help us advance our exponential shift in the speed, scale and advancement of digitalization.”

“Working with TotalEnergies on innovative cloud technologies to drive reductions in carbon emissions and present new renewable energy sources is a tremendous opportunity. This collaboration will not only accelerate TotalEnergies’ migration to the cloud but also contribute toward Amazon’s commitment to power our operations with 100 percent renewable energy,” said Kathrin Buvac, Vice President, AWS Strategic Industries.

TotalEnergies, renewables and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity that should account for up to 40% of its sales by 2050. At the end of 2020, TotalEnergies’ gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 in renewable energies.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies “Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.